SUB-ITEM 77C


Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Mortgage Defined Opportunity Fund Inc. was held on April 29, 2016, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors

Nominees		No. of Shares		% of Shares Present


Robert D. Agdern
Affirmative		9,141,170		99.047%
Withhold		   87,934		 0.953%



Eileen A. Kamerick
Affirmative		9,141,074		99.046%
Withhold		   88,030		 0.954%



Riordan Roett
Affirmative		9,111,354		98.724%
Withhold		  117,750 		 1.276%


Jane E. Trust
Affirmative		9,141,594		99.052%
Withhold		   87,510		 0.948%